UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Philippine Long Distance Telephone Company
(Name of Company)
Common Capital Stock, 5 Philippine Pesos par value and American Depositary Shares, evidenced by American Depositary Receipts, each representing a share of Common Capital Stock
(Title of Class of Securities)
Common Capital Stock: 718252109; ADSs: 718252604
(CUSIP Number)

Nancy L.M. Li
Company Secretary
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place, Central
Hong Kong Special Administrative Region
The People’s Republic of China
(852) 2842-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: First Pacific Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,244,642 (including 7,653,703 ADSs)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,244,642 (including 7,653,703 ADSs)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,244,642 (including 7,653,703 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14.	TYPE OF REPORTING PERSON CO
* The determination of shared voting power has been made pursuant to Rule 13d-3 of the Act.  The determination of shared voting power under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.  See item 5(b).

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Asia Link Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO
* The determination of shared voting power has been made pursuant to Rule 13d-3 of the Act.  The determination of shared voting power under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.  See item 5(b).

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Asia Link N.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO
* The determination of shared voting power has been made pursuant to Rule 13d-3 of the Act.  The determination of shared voting power under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.  See item 5(b).

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: First Pacific Enterprise Holdings B.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO
* The determination of shared voting power has been made pursuant to Rule 13d-3 of the Act.  The determination of shared voting power under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.  See item 5(b).

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Pilipinas Pacific Enterprise Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Enterprise Investments Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Metro Pacific Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Metro Pacific Resources, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,590,939
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,590,939
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,590,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Metro Pacific Assets Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,034,263
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,034,263
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Philippine Telecommunications Investment Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,034,263
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,034,263
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: First Pacific International Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Holland Pacific N.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Intalink B.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Larouge B.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Metro Pacific Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Osbert Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,605,036 (consisting of 5,605,036 ADSs)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,605,036 (consisting of 5,605,036 ADSs)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,605,036 (consisting of 5,605,036 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: Semilion Enterprises Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,605,036 (consisting of 5,605,036 ADSs)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,605,036 (consisting of 5,605,036 ADSs)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,605,036 (consisting of 5,605,036 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	718252109 (ADSs: 718252604)

1.	NAME OF REPORTING PERSON: First Pacific Telecom Assets Limited B.V.B.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,048,667 (consisting of 2,048,667 ADSs)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,048,667 (consisting of 2,048,667 ADSs)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,667 (consisting of 2,048,667 ADSs)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 13 (“Amendment No. 13”) is filed with respect to Philippine Long Distance Telephone Company (“PLDT”) jointly by First Pacific Company Limited (“First Pacific”), Holland Pacific N.V. (“HPNV”), Intalink B.V. (“Intalink”), Larouge B.V. (“Larouge”), Metro Pacific Holdings, Inc. (“MPHI”), Metro Pacific Resources, Inc. (“MPR”), Metro Pacific Investments Limited (“MPIL”), Metro Pacific Assets Holdings, Inc. (“MPAH”), Enterprise Investments Holdings, Inc. (“EIH”), Philippine Telecommunications Investment Corporation (“PTIC”), Osbert Limited (“Osbert”), Semilion Enterprises Inc. (“SEI”), Asia Link Holdings Limited (“ALHL”), Asia Link N.V. (“ALNV”), First Pacific Enterprise Holdings B.V. (“FPBV”), Pilipinas Pacific Enterprise Holdings, Inc. (“PPEH”), First Pacific International Limited (“FPHK”) and First Pacific Telecom Assets Limited B.V.B.A. (“FPTA”).

This Amendment No. 13 amends, supplements and/or restates the Statement on Schedule 13D dated November 23, 1998 and filed with the Securities and Exchange Commission on behalf of the Reporting Persons (as defined herein), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 thereto (collectively, the “Schedule 13D”).

With respect to the Reporting Persons, this Amendment No. 13 amends and, with respect to certain information set forth herein, supersedes and/or restates the Schedule 13D.  Except as provided herein, this Amendment No. 13 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.                                Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b) This Schedule 13D is being filed on behalf of:

•  First Pacific, a corporation incorporated with limited liability in Bermuda, with its principal office located at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China;
•  HPNV, a company incorporated under the laws of the Netherlands Antilles, with its registered office at 1, Berg Arrarat, Curacao, Netherlands Antilles;
•  Intalink, a company incorporated under the laws of The Netherlands, with its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands;
•  Larouge, a company incorporated under the laws of The Netherlands, with its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands;
•  MPHI, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, Philippines;
•  MPIL, a company incorporated under the laws of the Cayman Islands, with its registered office at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands;
•  MPR, a company incorporated under the laws of the Philippines with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, Philippines;

•  MPAH, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, Philippines;
•  EIH, a company incorporated under the laws of the Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, Philippines;
•  PTIC, a company incorporated under the laws of the Philippines, with its registered office at 7th Floor, Ramon Cojuangco Building, Ayala Avenue corner Makati Avenue, Makati City, Metro Manila, Philippines;
•  Osbert, a company incorporated under the laws of The British Virgin Islands, with its registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands;
•  SEI, a company incorporated under the laws of The British Virgin Islands, with its registered office at 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay, Road Town, Tortola, British Virgin Islands;
•  ALHL is a company incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands;
•  ALNV is a company incorporated under the laws of the Netherlands Antilles with its registered office at 1, Berg Arrarat, Curacao, Netherlands Antilles;
•  FPBV is a company incorporated under the laws of the Netherlands with its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands;
•  PPEH is a company incorporated under the laws of the Philippines with its registered office at 10th Floor, MGO Building, de la Rosa corner Legazpi Streets, Legazpi Village, Makati City, Philippines;
•  FPHK is a company incorporated under the laws of Hong Kong, SAR with its registered office at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China; and
•  FPTA is a company incorporated under the laws of Belgium with its registered office at Koningsstraat 97, 1000 Brussels, Belgium.

First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in four core businesses: 1) telecommunications; 2) infrastructure; 3) consumer food products; and 4) natural resources.  The principal business of each of ALHL, ALNV, FPBV, PPEH, HPNV, FPHK, Intalink, Larouge, MPHI, MPIL, MPR, MPAH, EIH and Osbert (the “Intermediate Holding Companies”), PTIC, SEI and FPTA, is that of an investment holding company.  First Pacific, through ALHL, ALNV and FPBV, owns 40% of the voting capital of PPEH and the remaining 60% of the voting capital is owned by a company organized under Philippine law that qualifies as a Philippine national under Philippine law.  PPEH owns 60% of the outstanding common stock of EIH and the remaining 40% is owned by First Pacific, through FPHK.  EIH owns 60% of the outstanding common stock of MPHI and the remaining 40% is owned by First Pacific, through FPHK, HPNV and Intalink.  MPHI owns 60% of the outstanding common stock of MPR and the remaining 40% is owned by First Pacific, through MPIL.  MPR owns 60% of the outstanding common stock of MPAH and the remaining 40% is owned by First Pacific, through HPNV and Intalink.  MPAH owns 60% of the outstanding common stock of PTIC and the remaining 40% is owned by First Pacific, through HPNV, Intalink and Larouge.  First Pacific, through Osbert, holds 100% of SEI.  First Pacific directly owns 100% of FPTA.

First Pacific, the Intermediate Holding Companies, PTIC, FPTA and SEI are referred to in this statement as the “Reporting Persons”.

As at November 28, 2011, First Pacific Investments Limited (“FPIL”), a private company (incorporated in the Republic of Liberia) which owns approximately 20.5% of First Pacific’s outstanding shares, First Pacific Investments (B.V.I.) Limited (“FPIL-BVI”), a private company (incorporated in the British Virgin Islands) which owns approximately 16.4% of First Pacific’s outstanding shares and Mega Ring Investments Limited (“Mega Ring”), a private company (incorporated in the British Virgin Islands) which owns approximately 7.4% of First Pacific’s outstanding shares, together owned a controlling interest in First Pacific.

To the best of First Pacific’s knowledge, (i) Salerni International Limited (“SIL”), a private company (incorporated in the British Virgin Islands), owns 100% of the outstanding common stock of FPIL-BVI and Mega Ring, (ii) Anthoni Salim owns 100% of the outstanding common stock of SIL and (iii) SIL owns 46.8% of the outstanding common stock of FPIL, Sutanto Djuhar owns 30.0% of the outstanding common stock of FPIL, Anthoni Salim and Tedy Djuhar each owns 10.0% of the outstanding common stock of FPIL and the remaining 3.2% of the outstanding common stock of FPIL is owned by a company controlled by Ibrahim Risjad.  Through his interests in FPIL, FPIL-BVI and Mega Ring, Anthoni Salim may be deemed to control First Pacific.  FPIL, FPIL-BVI, Mega Ring, SIL and Anthoni Salim are together referred to in this Statement as the “First Pacific Controlling Persons”.

(c), (f) The following Schedules to this Statement set forth the name, business address, present principal occupation or employment, as well as the name, principal business and address of the corporation or organization in which such occupation or employment is carried on, of the directors and executive officers of each Reporting Person and the First Pacific Controlling Persons:

Schedule A         First Pacific
Schedule B          Intermediate Holding Companies
Schedule C          FPIL, FPIL-BVI, Mega Ring and SIL
Schedule D          PTIC
Schedule E           SEI
Schedule F           FPTA

(d) - (e)  During the past five years preceding the date of this filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the First Pacific Controlling Persons nor any of the directors and executive officers listed in Schedules A through F hereof, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 4, MPR purchased 5,811,504 Common Shares from JG Summit Holdings, Inc. (“JG Summit”) on November 14, 2011 for the U.S. Dollar equivalent of 2,500 Philippine Pesos per share.  At the agreed exchange rate of 43.405 Philippine Pesos per US$1.00, the aggregate consideration for the 5,811,504 Common Shares was approximately US$334.7 million, or US$57.60 per Common Share.  The 5,811,504 Common Shares were purchased by MPR using funds from intercompany loans from MPIL and MPR’s available cash resources.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 29, 2011, PLDT entered into a Sale and Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to acquire JG Summit’s and certain other parties’ ownership interest in Digital Telecommunications Philippines, Inc. (“Digitel”) by means of a share exchange through an issuance of new shares of Common Stock (the “New PLDT Common Stock”) in exchange for (i) 51.6% of the issued and outstanding common stock of Digitel, (ii) certain zero-coupon convertible bonds issued by Digitel and its subsidiaries and (iii) certain advances due from Digitel and/or its subsidiaries to JG Summit. Concurrently, MPR entered into an option agreement with JG Summit (the “JG Summit Option Agreement”), which, among other things, provided MPR with the option to acquire 5,811,504 Common Shares (representing approximately 2.7% of the outstanding Common Shares) from the New PLDT Common Stock to be held by JG Summit (the “Option Shares”).  The JG Summit Option Agreement was conditioned on the acquisition of Digitel and did not become effective until the consummation of the transactions contemplated under the Purchase Agreement.  The option to acquire or sell the Option Shares was exercisable during the 30 day period beginning on the date the Option Shares were initially listed with the Philippine Stock Exchange.  MPR’s purpose in entering into the JG Summit Option Agreement was to reduce the dilution caused by the issuance of the New PLDT Common Stock, thereby permitting the Reporting Persons to maintain a cumulative stake in PLDT greater than 25.5%, even after the issuance of the New PLDT Common Stock.

PLDT announced the completion of its acquisition of Digitel on October 26, 2011.  On November 14, 2011, the option to purchase the Option Shares became exercisable following the listing of the Option Shares with the Philippine Stock Exchange.  Shortly after the Option Shares were listed on November 14, 2011, MPR provided JG Summit with notice that it was exercising its right to purchase the Option Shares.  The closing of the purchase of the Option Shares occurred later on November 14, 2011.  The aggregate consideration paid by MPR for the Option Shares was approximately US$334.7 million.

The description in this Item 4 of the JG Summit Option Agreement is qualified in its entirety by the full text of the JG Summit Option Agreement, a copy of which is filed hereto as Exhibit 53.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)
As at the close of business on November 28, 2011, the Reporting Persons collectively beneficially own an aggregate of 55,244,642 Common Shares (including 7,653,703 ADSs). Together these Common Shares/ADSs represent approximately 25.76% of the outstanding Common Shares.  Throughout this Statement, determinations of beneficial ownership have been made pursuant to Rule 13d-3 of the Act.  The determination of beneficial ownership under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.

(b)
As at the close of business on November 28, 2011, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 12.1% of the outstanding Common Shares).  As at the close of business on November 28, 2011, MPR is the direct beneficial owner of, with voting and dispositive power over, 21,556,676 Common Shares (representing approximately 10.1% of the outstanding Common Shares). As at the close of business on November 28, 2011, SEI is the direct beneficial owner of, with voting and dispositive power over, 5,605,036 Common Shares all in the form of ADSs (representing approximately 2.6% of the outstanding Common Shares).  As at the close of business on November 28, 2011, FPTA is the direct beneficial owner of, with voting and dispositive power over, 2,048,667 Common Shares all in the form of ADSs (representing approximately 1.0% of the outstanding Common Shares).

Each of First Pacific and Osbert may, by virtue of its respective direct or indirect interests in SEI, be deemed to be a beneficial owner (as defined in Rule 13d-3 of the Act) of, and share the power to vote and dispose of, those Common Shares as represented by ADSs of which SEI is the direct beneficial owner.  First Pacific may, by virtue of its direct interest in FPTA, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares as represented by ADSs of which FPTA is the direct beneficial owner.  Each of PPEH, EIH, MPHI, MPR and MPAH may, by virtue of its respective direct or indirect interest in PTIC, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which PTIC is the direct beneficial owner. Each of PPEH, EIH and MPHI may, by virtue of its respective direct or indirect interests in MPR, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR is the direct beneficial owner.  As described under Item 2, First Pacific owns 40% of the voting capital of PPEH, through ALHL, ALNV and FPBV.  Pursuant to Rule 13d-3 of the Act, each of First Pacific, ALHL, ALNV and FPBV may be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR and PTIC are the respective direct beneficial owners.  The determination of beneficial ownership and shared voting power under Rule 13d-3 of the Act will not be binding under, and may be inconsistent with the provisions of, Philippine law.

Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), the First Pacific Parties and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group” within the meaning of Rule 13d-5 promulgated under the Act.  However, the First Pacific Parties disclaim that they have agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and the First Pacific Parties disclaim beneficial ownership of Common Shares other than the amounts of shares reported herein.

(c)
Except for the transactions described in Item 4, during the 60 days preceding the filing of this Amendment No. 13, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in Item 4 of this Amendment No. 13 is incorporated herein by reference, and is qualified in its entirety by the full text of the JG Summit Option Agreement, a copy of which is filed hereto as Exhibit 53.

As described under item 6 of Amendment No. 11 to the Schedule 13D, on July 19, 2005, SEI entered into a secured financing in the form of an equity swap facility with Calyon Corporate and Investment Bank (“Calyon”) which was unconditionally guaranteed by First Pacific whereby SEI agreed to transfer legal title over 1,558,118 ADSs (the “Transferred Shares”) to Calyon to secure a loan facility of US$50 million subject to the terms and conditions of the equity swap facility documents.  In September 2011, SEI fully repaid the US$50 million loan facility and terminated such financing.  Upon termination, Calyon’s successor transferred legal title over the Transferred Shares back to SEI.  The description above is qualified in its entirety by the full text of the equity swap facility documents, copies of which were filed as exhibits 47, 48, 49, 50 and 51 to Amendment No. 11 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Listed below are all Exhibits applicable to this Amendment No. 13. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) and Holland Pacific B.V. (“HPBV”) on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and HPBV on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons, HPBV and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, Intalink, PTIC, Metro Asia Link Holdings, Inc. and Metro Pacific Corporation, on March 29,

2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and Intalink on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and Intalink on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons (excluding EIH), MPIL and Intalink on October 8, 2002. Exhibits 39, 40, 41, 42, 43, 44 and 45 were previously filed as exhibits to Amendment No. 10 to the Schedule 13D filed by the Original Reporting Persons, MPIL, Intalink, PTIC, Asia Link B.V., ALHL and ALNV on February 8, 2005. Exhibits 46, 47, 48, 49, 50 and 51 were previously filed as exhibits to Amendment No. 11 to the Schedule 13D filed by the Original Reporting Persons, MPIL, Intalink, PTIC, SEI and Osbert on January 13, 2006.  Exhibit 52 was previously filed as an exhibit to Amendment No. 12 to the Schedule 13D filed by the Original Reporting Persons, MPIL, Intalink, PTIC, SEI and Osbert on February 9, 2006.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated November 28, 2011
53	Option Agreement, dated March 29, 2011, between MPR and JG Summit

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     November 28, 2011

FIRST PACIFIC COMPANY LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

HOLLAND PACIFIC N.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

INTALINK B.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

LAROUGE B.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

ASIA LINK HOLDINGS LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ASIA LINK N.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

FIRST PACIFIC ENTERPRISE HOLDINGS B.V.

By:	/s/ Joseph H.P. Ng
Name:	Joseph H.P. Ng
Title:	Managing Director

PILIPINAS PACIFIC ENTERPRISE HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC RESOURCES INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC INVESTMENTS LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC ASSETS HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ENTERPRISE INVESTMENTS HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

FIRST PACIFIC INTERNATIONAL LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

IRST PACIFIC TELECOM ASSETS LIMITED B.V.B.A.

By:	/s/ Christophe E.P. Tans
Name: Intertrust (Belgium) NV/SA represented by its own director acting as legal representative: Mr. Christophe E.P. Tans
Title:	Sole Manager

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

OSBERT LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

SEMILION ENTERPRISES INC.

By:	/s/ Joseph H.P. Ng
Name:	Joseph H.P. Ng
Title:	Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS
OF
FIRST PACIFIC COMPANY LIMITED (“First Pacific”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Pacific is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with First Pacific. First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in four core businesses: 1) telecommunications; 2) infrastructure; 3) consumer food products; and 4) natural resources.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Directors:
Anthoni Salim	Indonesia
Chairman of First Pacific.
President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk., President Director and CEO of PT Indofood CBP Sukses Makmur Tbk.
Wisma Indosemen 19th Floor, Jl. Jend. Sudirman Kav. 70-71, Jakarta 12910, Indonesia

Manuel V. Pangilinan	Philippines	Managing Director & Chief Executive Officer of First Pacific. Chairman of PLDT.

Edward A. Tortorici	U.S.A.	Executive Director of First Pacific.

Robert C. Nicholson	U.K.	Executive Director of First Pacific.

Benny S. Santoso	Indonesia
Non-Executive Director of First Pacific.
Member of Advisory Board of PLDT, Commissioner of PT Indofood Sukses Makmur Tbk.
President Commissioner of PT Indofood CBP Tbk.
Sudirman Plaza, Indofood Tower, Jl. Jend. Sudirman Kav. 76-78, Jakarta 12910, Indonesia
President Commissioner of PT Nippon Indosari Corpindo Tbk.
Kawasan Industri Jababeka, Jl. Jababeka XII A Blok W No. 40-41, Cikarang, Bekasi, West Java, Indonesia

Ibrahim Risjad	Indonesia	Non-Executive Director of First Pacific.

Tedy Djuhar	Indonesia	Non-Executive Director of First Pacific. Commissioner of PT Indocement Tunggal

Prakarsa Tbk.

Napoleon L. Nazareno	Philippines	Non-Executive Director of First Pacific. President & Chief Executive Officer of PLDT. 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

Graham L. Pickles	Australia	Independent Non-Executive Director of First Pacific.

Prof. Edward Kwan-Yiu Chen, GBS, CBE, JP	U.K.
Independent Non-Executive Director of First Pacific.
Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited, and a Non-executive Director of eBizAnywhere Technologies Limited.

Jun Tang	U.S.A.
Independent Non-Executive Director of First Pacific.
President and CEO of Fujian New Huadu Industrial Group Company Limited and a Director of Tsingtao Brewery Company Limited.2601 Tomorrow Square, Nanjing Road, Shanghai, China

Dr. Loh Kung Wai, Christine, JP, OBE, Chevalier de l'Ordre National du Merite	PRC	Independent Non-Executive Director of First Pacific. Co-founder and Chief Executive Officer of the independent, non-profit public policy think tank, Civic Exchange.

Executive Officers:
Maisie M.S. Lam	PRC	Executive Vice President – Group Human Resources of First Pacific.

Richard L. Beacher	U.K.	Executive Vice President – Group Reporting and Group Financial Controller of First Pacific.

Joseph H.P. Ng	U.K.	Executive Vice President – Group Finance of First Pacific.

John W. Ryan	Ireland	Executive Vice President – Group Corporate Communications of First Pacific .

Nancy L.M. Li	PRC	Vice President, Company Secretary of First Pacific.

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS
OF
THE INTERMEDIATE HOLDING COMPANIES

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Intermediate Holding Companies is set forth below. If no business address is given, the director’s or executive officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with the relevant Intermediate Holding Company.

Asia Link Holdings Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Robert C. Nicholson	U.K.	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Asia Link N.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Intertrust (Curacao) B.V.	Curacao	Corporation Services. 1 Berg Arrarat, Curacao, Netherlands Antilles

First Pacific Enterprise Holdings B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Robert C. Nicholson	U.K.	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Mextrust B.V.	The Netherlands	Corporation Services. Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands

Pilipinas Pacific Enterprise Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Ray C. Espinosa	Philippines	Director of PLDT. 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

Edward A. Tortorici	U.S.A.	See Schedule A for details
Robert C. Nicholson	U.K.	See Schedule A for details

First Pacific International Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	Honorary Chairman of First Pacific. Businessman. c/o Wisma Indocement Level 19, Jl. Jend. Sudirman Kav. 70-71, Jakarta 12910, Indonesia

Sutanto Djuhar	Indonesia	Director of Pacific Industries and Development Ltd.. Level 19 Wisma Indocement, Kav 70-71, Jl. Jend, Sudirman, Jakarta 12910, Indonesia

Ibrahim Risjad	Indonesia	See Schedule A for details

Anthoni Salim	Indonesia	See Schedule A for details

Tedy Djuhar	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Holland Pacific N.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	See Schedule B for details

Anthoni Salim	Indonesia	See Schedule A for details

Sutanto Djuhar	Indonesia	See Schedule B for details

Tedy Djuhar	Indonesia	See Schedule A for details

Ibrahim Risjad	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Robert C. Nicholson	U.K.	See Schedule A for details

Intertrust (Curacao) B.V.	Curacao	See Schedule B for details

Intalink B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Robert C. Nicholson	U.K.	See Schedule A for details

Intertrust (Netherlands) B.V.	The Netherlands	Corporation Services. Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands

Metro Pacific Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Napoleon L. Nazareno	Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	Philippines
Executive Director of Metro Pacific Investments Corporation and Director of Medical Doctors, Inc.
10th Floor, MGO Building
Legaspi corner Dela Rosa Streets
Legaspi Village
0721 Makati City, Metro Manila,
Philippines

Ray C. Espinosa	Philippines	See Schedule B for details

Metro Pacific Investments Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details
Robert C. Nicholson	U.K.	See Schedule A for details

Metro Pacific Resources, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Napoleon L. Nazareno	Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	Philippines	See Schedule B for details

Ray C. Espinosa	Philippines	See Schedule B for details

Metro Pacific Assets Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Napoleon L. Nazareno	Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	Philippines	See Schedule B for details

Ray C. Espinosa	Philippines	See Schedule B for details

Enterprise Investments Holdings, Inc.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Napoleon L. Nazareno	Philippines	See Schedule A for details

Augusto P. Palisoc, Jr.	Philippines	See Schedule B for details

Ray C. Espinosa	Philippines	See Schedule B for details

Osbert Limited

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Larouge B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Intertrust (Netherlands) B.V.	The Netherlands	See Schedule B for details

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS
OF
FIRST PACIFIC INVESTMENTS LIMITED (“FPIL”),
 FIRST PACIFIC INVESTMENTS (B.V.I.) LIMITED (“FPIL-BVI”).
MEGA RING INVESTMENTS LIMITED (“MEGA RING”) AND
SALERNI INTERNATIONAL LIMITED (“SIL”)

To the best of First Pacific’s knowledge, the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FPIL, FPIL-BVI, Mega Ring and SIL is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with FPIL, FPIL-BVI, Mega Ring or SIL, as the case may be.

FIRST PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Sutanto Djuhar	Indonesia	See Schedule B for details

Tedy Djuhar	Indonesia	See Schedule A for details

Axton Salim	Indonesia
Director of PT Indofood Sukses Makmur Tbk. Director of PT Indofood CBP Sukses Makmur Tbk.
Non-Executive Director of Indofood Agri Resources Ltd.
Commissioner of PT Salim Ivomas Pratama Tbk.
Commissioner of PT PP London Sumatra Indonesia Tbk.
Sudirman Plaza - Indofood Tower, 20th floor
Jl. Jend. Sudirman Kav. 76-78, Jakarta 12910, Indonesia

Benny S. Santoso	Indonesia	See Schedule A for details

Phiong Phillipus Darma	Indonesia
Commissioner of PT Indolife Pensiontama,
Wisma Indocement 3rd Floor, Jl. Jend. Sudirman Kav. 70-71, Jakarta 12910, Indonesia
Commissioner of PT Indosurance Broker Utama
Sudirman Plaza, Indofood Tower 17th Floor, Jl. Jend. Sudirman Kav. 76-78, Jakarta 12910, Indonesia

Rizal Risjad	Indonesia
Chairman of Risco Energy Pte. Ltd.
The Energy Building 16th Floor, SCBD Lot 11A, Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190, Indonesia
Director of PT Delima Makmur
Menara Batavia 29th Floor, Jl. K.H. Mas Mansyur

Kav.126, Jakarta 10220, Indonesia
Alamsah Suhardi	Indonesia
Commissioner of PT Indofood CBP Sukses Makmur Tbk.
Director of PT Lajuperdana Indah.
Commissioner of PT Cyberindo Aditama.
Prudential Tower 20th Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia

FIRST PACIFIC INVESTMENTS (B.V.I.) LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

MEGA RING INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

SALERNI INTERNATIONAL LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Benny S. Santoso	Indonesia	See Schedule A for details

Alamsah Suhardi	Indonesia	See Schedule C for details

Schedule D

DIRECTORS AND EXECUTIVE OFFICERS
OF
PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION
(“PTIC”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PTIC is set forth below. If no business address is given, the director’s or executive officer’s address is 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with PTIC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	Philippines	See Schedule A for details

Ray C. Espinosa	Philippines	See Schedule B for details

Napoleon L. Nazareno	Philippines	See Schedule A for details

Anabelle L. Chua	Philippines	Senior vice President of PLDT. Director of Philippine Stock Exchange. 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

Schedule E

DIRECTORS AND EXECUTIVE OFFICERS
OF
SEMILION ENTERPRISES INC. (“SEI”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SEI is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with SEI.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Robert C. Nicholson	U.K.	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Schedule F

DIRECTORS AND EXECUTIVE OFFICERS
OF
FIRST PACIFIC TELECOM ASSETS LIMITED B.V.B.A.
(“FPTA”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FPTA is set forth below.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Intertrust (Belgium) NV/SA	Belgium	Corporation Services. Koningsstraat 97, 1000 Brussels, Belgium

EXHIBIT 1

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this Joint Filing Agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Joint Filing Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  In addition, each party to this Joint Filing Agreement expressly authorizes First Pacific Company Limited to file on its behalf any and all amendments to such Schedule 13D.

Dated:   November 28, 2011

FIRST PACIFIC COMPANY LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

HOLLAND PACIFIC N.V.

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Managing Director

INTALINK B.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

LAROUGE B.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

ASIA LINK HOLDINGS LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ASIA LINK N.V.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

FIRST PACIFIC ENTERPRISE HOLDINGS B.V.

By:	/s/ Joseph H.P. Ng
Name:	Joseph H.P. Ng
Title:	Managing Director

PILIPINAS PACIFIC ENTERPRISE HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC RESOURCES INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC INVESTMENTS LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC ASSETS HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ENTERPRISE INVESTMENTS HOLDINGS INC.

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

FIRST PACIFIC INTERNATIONAL LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

FIRST PACIFIC TELECOM ASSETS LIMITED B.V.B.A.

By:	/s/ Christophe E.P. Tans
Name: Intertrust (Belgium) NV/SA represented by its own director acting as legal representative: Mr. Christophe E.P. Tans
Title:	Sole Manager

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

OSBERT LIMITED

By:	/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

SEMILION ENTERPRISES INC.

By:	/s/ Joseph H.P. Ng
Name:	Joseph H.P. Ng
Title:	Director